# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMC Entertainment Holdings, Inc., CIK 0001411579
CUSIP: 00165C302
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: One Amc Way, 11500 Ash Street, Leawood, Kansas (KS), 66211
Date of event which requires filing of this statement: 05/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001389507

## Reporting persons
- Discovery Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,511,739; sole dispositive power 0; shared dispositive power 55,511,739; aggregate amount beneficially owned 55,511,739 (7.4% of the class)
- Robert K. Citrone: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 55,511,739; sole dispositive power 0; shared dispositive power 55,511,739; aggregate amount beneficially owned 55,511,739 (7.4% of the class)
- Discovery Global Opportunity Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 50,509,905; sole dispositive power 0; shared dispositive power 50,509,905; aggregate amount beneficially owned 50,509,905 (6.7% of the class)

## Item 1. Issuer
Name of issuer: AMC Entertainment Holdings, Inc.
Address of issuer's principal executive offices: One AMC Way, 11500 Ash Street, Leawood, KS 66211

## Item 2. Person Filing
Name of person filing:
Discovery Capital Management, LLC
Robert K. Citrone
Discovery Global Opportunity Master Fund, Ltd.
Address of principal business office or, if none, residence:
Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America

Robert K. Citrone
c/o Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America

Discovery Global Opportunity Master Fund, Ltd.
c/o Discovery Capital Management, LLC
20 Marshall Street, Suite 310
South Norwalk, CT 06854
United States of America
Citizenship:
Discovery Capital Management, LLC - Connecticut
Robert K. Citrone - United States
Discovery Global Opportunity Master Fund, Ltd. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Discovery Capital Management, LLC - 55,511,739
Robert K. Citrone - 55,511,739
Discovery Global Opportunity Master Fund, Ltd. - 50,509,905
Percent of class:
Discovery Capital Management, LLC - 7.4%
Robert K. Citrone - 7.4%
Discovery Global Opportunity Master Fund, Ltd. - 6.7%
Sole power to vote or to direct the vote:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Shared power to vote or to direct the vote:
Discovery Capital Management, LLC - 55,511,739
Robert K. Citrone - 55,511,739
Discovery Global Opportunity Master Fund, Ltd. - 50,509,905
Sole power to dispose or to direct the disposition:
Discovery Capital Management, LLC - 0
Robert K. Citrone - 0
Discovery Global Opportunity Master Fund, Ltd. - 0
Shared power to dispose or to direct the disposition:
Discovery Capital Management, LLC - 55,511,739
Robert K. Citrone - 55,511,739
Discovery Global Opportunity Master Fund, Ltd. - 50,509,905

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Discovery Capital Management, LLC. None of those advisory clients, other than Discovery Global Opportunity Master Fund, Ltd. may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Discovery Capital Management, LLC: By: /s/ Robert K. Citrone, Robert K. Citrone, Principal (05/05/2026)
- Robert K. Citrone: By: /s/ Robert K. Citrone, Robert K. Citrone (05/05/2026)
- Discovery Global Opportunity Master Fund, Ltd.: By: /s/ Robert K. Citrone, Robert K. Citrone, Director (05/05/2026)